UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DoCoMo Announces Liquidation of French Subsidiary and Establishment of Representative Office in Paris

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 19, 2007	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan

For Immediate Release

NTT DoCoMo Announces Liquidation of French Subsidiary

and Establishment of Representative Office in Paris

TOKYO, JAPAN, November 19, 2007 — NTT DoCoMo, Inc. announced today that DoCoMo Europe (France) S.A.S., a wholly owned subsidiary of DoCoMo Europe Ltd., will be closed at the end of this year and a representative office in Paris will be established in January 2008. Formal liquidation of DoCoMo Europe (France) will be completed by June 2008.

1. Reasons for Liquidation

DoCoMo established the subsidiary in 1998 to liaise with European entities involved in harmonizing UMTS third-generation technologies with the ITU’s IMT2000 standard for 3G communications system. With the main role of the subsidiary now reduced to the monitoring of the European telecom industry, DoCoMo has decided to replace it with a representative office that will liaise in matters related to DoCoMo’s business interests in Europe.

2. Outline of Subsidiary to be Closed

Name:	DoCoMo Europe (France) S.A.S.

Address:	Washington Plaza, 40 rue Washington 75408 Cedex 08, Paris, France

Representative:	Yuichi Kato

Established:	August 1998

Capital:	800,000 euros

Issued shares:	50,000

Fiscal year-end:	December 31

Shareholder:	DoCoMo Europe Ltd. (100%)

3. Impact on DoCoMo’s Results

The liquidation is not expected to have any significant impact on DoCoMo’s consolidated or non-consolidated operating results. Therefore, no revision is required in the company’s earnings forecasts for the fiscal year ending March 31, 2008.

For further information, please contact:

Shuichiro Ichikoshi or Roland Arafat

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves about 53 million customers, including 40 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.